LMS MEDICAL SYSTEMS INC.

CONTACT:
Yves Grou, Chief Financial Officer
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel: (514) 488-3461 ext. 238   Fax: (514) 488-1880
www.lmsmedical.com / yves@lmsmedical.com
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For Immediate release

                  LMS ANNOUNCES 2006 YEAR END FINANCIAL RESULTS
                      REVENUES INCREASE 49% TO $1.6 MILLION

MONTREAL, QUEBEC, JUNE 13, 2006 - LMS MEDICAL SYSTEMS INC. (TSX & AMEX: LMZ), a
healthcare technology company developing and selling a series of leading edge software-based products to be used as decision support tools for obstetricians and gynecologists and developer of the CALM(TM) systems, today reported results of operations for the year ended March 31, 2006. All amounts are in Canadian dollars.

Revenues in 2006 increased by 49% to $1.6 million from $1.06 million in 2005. In addition, two installations occurring in fiscal 2006 with revenues of approximately $0.3 million will be recognized after the year end. The increase in revenue is a result of new hospital installations occurring subsequent to the release of CALM 3.0 and higher support revenues resulting from a growing client base. The net loss for 2006 was in line with expectations at $9.4 million ($0.57 per share) compared to $9.2 million ($0.60 per share) in 2005. Overall increase in revenues and decreases in most expense categories were offset by $0.8 million of incremental non-cash stock based compensation expense totaling $1.4 million in 2006 compared to $0.6 million in 2005. The $1.4 million non-cash stock based compensation in 2006 consisted of stock option expense of $0.7 million, bonus plan paid in common shares of $0.5 million and $0.2 million relating to director deferred share unit compensation. Excess investment tax credits received relating to prior years were $0.2 million lower in 2006, and $0.8 million of special charges incurred in 2005 related to obtaining the listing on the TSX and
AMEX stock exchanges did not reoccur in 2006.

Cash, cash equivalents and short-term investments held to maturity, as at March
31, 2006 totaled $5.5 million compared to $11.8 million as at March 31, 2005.
The decrease of $6.3 million was primarily due to our net loss of $9.4 million reduced by non-cash items of $1.6 million and net inflow from the changes in the non-cash working capital items of $1.8 million. For 2006, the cash used in operations decreased by 28% or $2.3 million from $8.3 million in 2005 to $6.0 million in 2006. In May 2006, an additional $2.5 million in equity financing further strengthened our balance sheet.

An expanded Management's Discussion and Analysis for the year, and previous periods, is accessible on the LMS website at www.lmsmedical.com and with
Company's regulatory filings in Canada at www.sedar.com and in the United States at www.sec.gov.

FOURTH QUARTER HIGHLIGHTS:

   >>   LMS realized record YTD revenues of $1.6 million, an increase of 49%
        over 2005;
   >>   In addition, two installations occurring in fiscal 2006 with revenues of approximately $0.3 million will be recognized after the year end;
   >>   Recurring technical support and other revenues more than tripled from
        $0.2 million to $0.7 million in 2006;
   >>   Contracted with Calgary Foothills Hospital for the installation of a complete suite of CALM products, including CALM 3.0 Clinical Information
        System, CALM Curve, CALM Shoulder Screen and CALM Patterns (when released);

   >>   Received FDA clearance of a web based standalone CALM Curve product;
   >>   Added CALM Shoulder Screen and CALM Patterns to our distribution agreement with McKesson Information Systems;

LMS OBJECTIVES FOR FISCAL 2007 ARE TO:

   o    Generate substantial product sales increases in the United States and
        Canada, thereby increasing our install base and related maintenance revenues;
   o    Finalize and commercialize CALM Patterns in the United States and
        Canada;
   o    Continue to develop activities with risk managers and insurance companies to raise their awareness of the role that our decision support tools can play in addressing medical/legal concerns in obstetrics;
   o    Complete the interface of CALM products with distributor documentation applications;

ABOUT LMS
LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and decision support tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.